

July12, 2014

<u>Via Email</u>
Paula Winner Barnett, Esq.
Corporate Counsel and Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406

      Re: **Superior Industries International, Inc.**
              Additional Definitive Soliciting Materials
              Filed on Schedule 14A
              Filed July 8, 2014
              File No. 001-06615

Dear Ms. Winner Barnett:

We have reviewed the above referenced filings and have the following comments.

1.   We remind you of comment 2 of our letter dated June 17, 2014. Please characterize as your opinion and/or provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

- GAMCO is proceeding with or "forc[ing] upon" the company a "needless" proxy contest;
- GAMCO has not "provid[ed] any credible arguments as to why its candidates are more qualified…"; and,
- assertions regarding the percentage of the dividend yield relative to other peers;

      Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2.   In future filings, please add context to your statement that shareholders "rebuffed" and "rejected" GAMCO's candidate by specifying the total number of votes cast for each of the respective candidates at the 2013 meeting. Also, when referencing the voting outcomes, please disclose that the election of directors was determined by a plurality of votes, as distinguished from a majority of votes entitled to be cast.

3.   Your disclosure compares Superior to other participants in its industry. Absent a discussion identifying the peer group to which the company is comparing itself, it does not appear that there is sufficient basis for any meaningful comparison. In future filings, revise to identify any peer group participants and confirm whether the comparisons being made across categories are referencing the same peer group. If not, revise to identify the components of any alternate peer group and the reasons why the comparison is appropriate.

4.   In disclosure regarding new capital investments, one of which is still under construction, please clarify that there can be no guarantee that the expected results or anticipated benefits will be realized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Katherine Blair, Esq.
                       Manatt, Phelps & Phillips, LLP